
SEC MAIL PROCESSING
RECEIVED
NOV 29 2010
WASH, D.C.
211
SECTION

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III


10032584

SEC FILE NUMBER
8-66982

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kane Reid Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 E. Las Olas Blvd. Suite 300
(No. and Street)

Fort Lauderdale (City) FL (State) 33301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Claxton (877) 495-5464
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

KANE REID SECURITIES GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2010



KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS


SEC MAIL PROCESSING
RECEIVED
NOV 2 9 2010
WASH. D.C.
211
SECTION

CONTENTS

INDEPENDENT AUDITORS' REPORT

Kane Reid Securities Group, Inc.
Fort Lauderdale, Florida

We have audited the accompanying statement of financial condition of Kane Reid Securities Group, Inc. as of September 30, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kane Reid Securities Group, Inc. as of September 30, 2010, in conformity with accounting principles generally accepted in the United States of America.



Miami, Florida
November 23, 2010

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

KANE REID SECURITIES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2010

ASSETS

CASH AND CASH EQUIVALENTS	$	7,564,787
CERTIFICATES OF DEPOSIT		250,000
SECURITIES OWNED, AT FAIR VALUE (NOTES 4 AND 7)		169,100
RECEIVABLE FROM BROKER (NOTE 2)		1,264,979
DEPOSIT AT CLEARING BROKER (NOTE 7)		204,339
PROPERTY AND EQUIPMENT, NET (NOTE 3)		2,408,184
OTHER ASSETS		483,852
	$	12,345,241

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Payable to broker (Note 2)	$	705,996
Securities sold, but not yet purchased, at fair value (Notes 4 and 7)		10,934
Accounts payable and accrued liabilities (Note 2)		1,837,192
Subordinated loans (Note 5)		5,000,000
Total liabilities		7,554,122
COMMITMENTS AND CONTINGENCIES (NOTES 8 AND 12)		
STOCKHOLDERS' EQUITY (NOTES 9 AND 11)		4,791,119
	$	12,345,241

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Kane Reid Securities, Inc., d/b/a TradeKing (the Company), a Delaware corporation operating in Fort Lauderdale, Florida, is a registered broker-dealer which commenced brokerage operations in December of 2005. The Company acts in an agency capacity, buying and selling securities for its customers, and charging a commission, facilitated through an internet-based trading platform. The Company clears all customer transactions through a clearing broker on a fully disclosed basis.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions are reported on a trade date basis.

Interest is recorded on an accrual basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents.

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Certificates of Deposit

Certificates of deposit consists of amounts placed through an account registry service ("CDARS") and are fully insured by the Federal Deposit Insurance Corporation. The CDARS held by the Company mature in November 2010.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in an orderly transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. Fair value measurements establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments.

The hierarchy is summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

Exchange Traded Securities. Securities and other investments traded on a national exchange or on the national market system of NASDAQ are valued at their last reported sale price or, if there has been no sale on that date, at the closing "bid" price if long, or closing "ask" price if short. Other securities or investments for which over-the-counter market quotations are available are valued at their last reported sale price or, if there had been no sale on that date, at closing "bid" price if long, or closing "ask" price if short as reported by a reputable source selected by the Company. Exchange traded securities are generally categorized in Level 1 of the fair value hierarchy.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Capitalized software development costs include external direct costs of services incurred in developing or obtaining internal-use software and payroll for employees directly associated with, and who devote time to, the development of the internal use software. Costs incurred in development and enhancement of the software that do not meet the capitalization criteria are expensed as incurred. Capitalized costs are amortized on a straight-line basis over three years.

Depreciation is computed using the straight-line method based upon estimated useful lives of three to seven years.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax asset is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified. As of September 30, 2010, the Company does not believe that it is more likely than not that any portion of the net deferred tax assets, primarily attributable to the Company's net operating loss carryforward, will be realized and accordingly a valuation allowance has been established against the full amount of the net deferred tax asset.

The Company evaluates uncertain tax positions and the likelihood of losing the benefit thereof whereby loss contingencies are accrued if the loss is both probable and can be reasonably estimated. Commencing for the year ending September 30, 2010, the Company adopted “Accounting for Uncertainties in Income Taxes” as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return’s due date or the date filed) that remain subject to examination by the Company’s major tax jurisdictions. Adoption had no effect on the Company’s financial statements.

Stock Options

Employee stock option grants are subject to graded vesting. The Company has elected the straight-line method to account for the recognition of compensation costs and estimates expected forfeitures when determining compensation costs. The Company's common stock is not publicly traded. Accordingly, the Company bases its expected volatilities on similar publicly traded securities.

NOTE 2. RELATED PARTY TRANSACTIONS

Clearing Brokers

Receivable from broker represents amounts due from the Company's clearing brokers, Legent Clearing, LLC (Legent), Penson Financial Services, Inc. (Penson) and other brokers. Amounts receivable from broker principally represents commissions and other amounts owed to the Company for transactions.

Payable to broker represents amounts due to Legent and Penson for costs of clearing client transactions, generating client statements and providing brokerage data services.

Legent's Parent and some of Legent's shareholders own shares of the Company's common and preferred stock as of September 30, 2010.

Other

Scivantage, a software developer and technology consulting firm, owns common stock of the Company as of September 30, 2010. For the year ended September 30, 2010, the Company incurred approximately $4,500,000 to Scivantage for professional fees including approximately $527,682 capitalized to property and equipment, of which $125,102 was payable as of September 30, 2010 and is included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at September 30, 2010 consisted of the following:

Furniture	$ 267,416
Computer equipment	725,276
Equipment	43,922
Software	4,004,004
Leasehold improvements	32,417
Work in progress - software	163,184
	5,236,219
Less: accumulated depreciation and amortization	(2,828,035)
	$ 2,408,184

Work in progress - software represents capitalized software costs for projects not completed and placed into service as of September 30, 2010.

NOTE 4. FAIR VALUE MEASUREMENT

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with fair value measurements and the Company's accounting policies as disclosed in Note 1. The following table presents information about the Company's assets and liabilities measured at fair value as of September 30, 2010:

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Securities owned	$ 169,100	$ -	$ -	$ 169,100
LIABILITIES, at fair value				
Securities sold, but not yet purchased	$ 10,934	$ -	$ -	$ 10,934

NOTE 5. SUBORDINATED LOANS

On July 28, 2008, the Company entered into a Master Loan and Security Agreement with an unrelated entity, which was subsequently amended and restated January 14, 2009. The agreement provides for advances up to $5,000,000. Each advance shall be made pursuant to a FINRA approved subordinated loan agreement. On July 31, 2008, the Company executed a subordinated loan agreement with this unrelated entity. The principal amount of the loan is $2,000,000, the interest rate is 10 percent per annum, interest is payable annually and the principal is payable on the maturity date of the loan. The loan matures on August 31, 2011 and is unsecured.

On November 12, 2008, the Company executed an additional subordinated loan agreement under the Master Loan and Security Agreement with the same unrelated entity. The principal amount of the loan is $3,000,000, the interest rate is 10 percent per annum, interest is payable annually and the principal is payable on the maturity date of the loan. The loan matures on December 31, 2011 and is unsecured.

These loans were made under agreements pursuant to the rules and regulations of the Securities and Exchange Commission, approved by the FINRA and are subordinated to the claims of general creditors. In connection with the issuance of these loans, the Company granted warrants to acquire 70,000 shares of common stock. The warrants are exercisable at $1.10 per share and expire on August 14, 2013.

NOTE 5. SUBORDINATED LOANS (Continued)

Maturities of the loans for the years subsequent to September 30, 2010 are as follows:

2011	$ 2,000,000
2012	3,000,000
	$ 5,000,000

NOTE 6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At September 30, 2010, the Company's "Net Capital" was $6,647,188 which exceeded requirements by $6,397,188, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.38 to 1.

NOTE 7. RISK CONCENTRATION

Securities Clearing and Custody

The Company operates as an introducing broker dealer and as such all its client accounts are held at its clearing brokerages. The clearing and depository operations for the Company's securities transactions are provided by both Legent whose principal office is in Omaha, Nebraska and which holds certain equity interest in the Company (Note 2) and Penson whose principal office is in Dallas, Texas. At September 30, 2010, the securities owned are held by these brokers.

Securities Sold, But Not Yet Purchased

Securities sold, but not yet purchased, amounted to $10,934 at September 30, 2010. Subsequent market fluctuations may require the Company to purchase these securities at prices which exceed the carrying value in the accompanying financial statements. Additionally, the securities owned and the cash held by the clearing brokers serve as collateral for the short-sale liability.

NOTE 8. COMMITMENTS

The Company is obligated under various non-cancelable operating leases, as well as licensing, marketing and on-line service agreements expiring from 2011 through 2016.

Approximate minimum annual payments under the aforementioned agreements are as follows:

	Leases	Contracts
2011	$ 456,000	$ 3,644,745
2012	493,000	3,139,000
2013	518,000	2,353,207
2014	537,000	-
2015	556,000	-
Thereafter	157,000	-
	$ 2,717,000	$ 9,136,952

NOTE 9. EQUITY

Common and preferred stock authorized, issued and outstanding as of September 30, 2010 were as follows:

	Issued and Outstanding
Common Stock	
21,000,000 Shares Authorized, $0.0001 Par Value	7,635,152
Series A Preferred Stock	
5,600,000 Shares Authorized, $0.0001 Par Value	5,600,000
Series B Preferred Stock	
1,800,000 Shares Authorized, $0.0001 Par Value	1,782,973
Series B-1 Preferred Stock	
1,800,000 Shares Authorized, $0.0001 Par Value	1,749,502
Series C Preferred Stock	
714,601 Shares Authorized, $0.0001 Par Value	714,601

Preferred Stock

Series A Preferred

The Series A has voting rights and a liquidation preference, after Series B liquidation preference but before Common Stock, of an amount 1.5 times the original issue price ($8,400,000 at September 30, 2010) plus any unpaid annual cumulative dividends of 4% of the purchase price per share of the preferred stock. The dividend is payable only upon liquidation or certain contingent events occurring. At September 30, 2010, the Company has cumulative Series A Preferred dividends of $1,116,191.

The Series A Preferred Stock is convertible at the holder's option at any time into common stock at an initial conversion price of $1.00 per share. The conversion price adjusts upon anti-dilutive events such as splits, dividends, reorganizations, etc, as well as upon issuance of equity by the Company at prices below the then conversion price. The Series A Preferred Stock is mandatorily convertible into common stock upon a vote of two-thirds of the outstanding Series A Preferred Stock or upon certain initial public offerings of the Company's common stock, acquisitions or asset transfers. Additionally, upon certain conditions, the holders of the Series A Preferred Stock may require the Company to use all reasonable efforts to consummate registration of the underlying shares of the common stock and the Series A Preferred Stock bears certain piggyback registration rights.

Series B Preferred

The Series B has voting rights and a liquidation preference of 1.5 times the original issue price ($9,002,771 at September 30, 2010) plus any unpaid annual cumulative dividends of 4% of the purchase price per share of the preferred stock. The dividend is payable only upon liquidation or certain contingent events occurring. At September 30, 2010, the Company has cumulative Series B Preferred Stock dividends of $1,008,967.

The Series B Preferred Stock is convertible at the holder's option at any time into common stock at an initial conversion price of $3.3662 per share. The conversion price adjusts upon anti-dilutive events such as splits, dividends, reorganizations, etc, as well as upon issuance of equity by the Company at prices below the then conversion price. The Series B Preferred Stock is mandatorily convertible into common stock upon a vote of half of the outstanding Series B Preferred Stock or upon certain initial public offerings of the Company's common stock, acquisitions or asset transfers. Additionally, upon certain conditions, the holders of the Series B Preferred Stock may require the Company to use all reasonable efforts to consummate registration of the underlying shares of the common stock and the Series B Preferred Stock bears certain piggyback registration rights.

NOTE 9. EQUITY (Continued)

Series B-1 Preferred

The Series B Preferred Stock holders were granted the option to invest an additional $10,800,000 in the Company's Series B-1 Preferred Stock based on certain triggering events. The Series B-1 Preferred has similar rights as the Series B Preferred, except the common stock initial conversion price is $5.1443 per share. The Series B-1 has voting rights and a liquidation preference of 1.5 times the original issue price ($13,499,945 at September 30, 2010) plus any unpaid annual cumulative dividends of 4% of the purchase price per share of the preferred stock. The dividend is payable only upon liquidation or certain contingent events occurring. At September 30, 2010, the Company has cumulative Series B-1 Preferred Stock dividends of $1,287,228.

The Series B-1 Preferred Stock is convertible at the holder's option at any time into common stock at an initial conversion price of $5.1443 per share. The conversion price adjusts upon anti-dilutive events such as splits, dividends, reorganizations, etc, as well as upon issuance of equity by the Company at prices below the then conversion price. The Series B-1 Preferred Stock is mandatory convertible into common stock upon a vote of half of the outstanding Series B-1 Preferred Stock or upon certain initial public offerings of the Company's common stock, acquisitions or asset transfers.

Series C Preferred

During the year ending September 30, 2010, the Company issued all 714,601 authorized shares of Series C Preferred Stock at $6.9969 per share. Among other things, the Series C has voting rights and a liquidation preference, before Series A Preferred Stock, B Preferred Stock and B-1 Preferred Stock and Common Stock, of an amount 1.0 times the original issue price ($4,999,991 at September 30, 2010).

The Series C Preferred Stock is convertible at the holder's option at any time into common stock at an initial conversion price of $6.9969 per share. The conversion price adjusts upon anti-dilutive events such as splits, dividends, reorganizations, etc, as well as upon issuance of equity by the Company at prices below the then conversion price. The Series C Preferred Stock is mandatory convertible into common stock upon a vote of half of the outstanding Series C Preferred Stock or upon certain initial public offerings of the Company's common stock, acquisitions or asset transfers.

NOTE 10. INCOME TAXES

At September 30, 2010 deferred tax assets and liabilities resulted from temporary differences related to the following items:

Depreciation and amortization	$(722,000)
Share based compensation	28,000
Net operating loss carryforwards	8,046,000
	7,352,000
Less: deferred tax asset valuation allowance	(7,352,000)
Total	$ -

NOTE 10. INCOME TAXES (Continued)

At September 30, 2010, the Company has net operating loss carryforwards of approximately $21,384,000 expiring through 2029.

NOTE 11. STOCK OPTION PLAN

During 2005, the Company established an Equity Incentive Plan under which employees, officers, directors, consultants and advisors of the Company may be granted options to purchase shares of the Company's common stock at a price to be determined by the board of directors. In addition, the board of directors determined the vesting period according to the Standard Employee Vesting Schedule after one year to be 25% vested with the remainder monthly vesting over the next three years. The Equity Incentive Plan authorizes the issuance of up to 1,067,250 shares of the Company's common stock.

Stock option activity for the year ended September 30, 2010 was as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance, October 1, 2009	651,735	$ 0.90		
Granted during the year ended September 30, 2010	395,406	1.07		
Exercised during year	(29,481)	(0.91)		
Forfeited during year	(23,308)	(1.07)		
Expired during year	-	-		
Balance, end of year	994,352	$ 0.96	8.08	$ -
Exercisable at end of year	404,598	$ 0.84	6.89	$ -

NOTE 11. STOCK OPTION PLAN (Continued)

The following table summarizes information about the stock options outstanding at September 30, 2010:

Options Outstanding				
Exercise Price	Number of Options	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value Per Share
$ 0.20	42,500	4.92	$ 0.20	$ -
$ 0.44	21,300	5.60	$ 0.44	$ -
$ 0.76	84,315	6.08	$ 0.76	$ 0.44
$ 0.88	45,800	6.89	$ 0.88	$ 0.51
$ 0.91	193,520	8.22	$ 0.91	$ 0.46
$ 1.03	231,477	9.32	$ 1.03	$ 0.40
$ 1.10	217,440	7.39	$ 1.10	$ 0.69
$ 1.13	158,100	9.80	$ 1.13	$ 0.44

The Company estimated the fair value of all stock options granted during the year ended September 30, 2010 by using the Black-Scholes option valuation model with the following assumptions: (i) risk-free interest rate ranging from 2.47% to 3.99%, (ii) expected option lives of 10 years, (iii) expected volatility of 27% in the market price of the Company's common stock, and (iv) no expected dividends on the underlying stock. Management estimated the employees' expected exercise to be 75% of granted options.

As of September 30, 2010, there was $137,769 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan; this cost is expected to be recognized over a period of three years.

NOTE 12. CONTINGENCIES

Legal

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal proceedings. In the opinion of management, the Company does not believe that these matters will have an adverse effect on the Company's financial position, results of operations, or cash flows.

NOTE 12. CONTINGENCIES (Continued)

General Contingencies

In the ordinary course of business, there are various contingencies which are not reflected in the financial statements. Under the terms of the Company's securities clearing agreement with Legent and Penson, the Company introduces its clients' securities accounts to Legent and Penson, who, as the clearing brokers, clear and maintain all client account activity. The Company is responsible for obtaining from each client such funds or securities as are required to be deposited or maintained in their accounts. As a result, the Company is liable for any loss, liability, damage, cost, or expense incurred or sustained by Legent or Penson as a result of the failure of any client to timely make payments or deposits of securities to satisfy their contractual obligations.

Client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company may extend credit to the client, through its clearing broker, subject to various regulatory and margin lending practices, collateralized by cash and securities in the client's account. In connection with these activities, the Company also executes client transactions involving the sale of securities not yet purchased, known as "short sales". Such transactions may expose the Company to credit risk in the event the client's assets are not sufficient to fully cover losses, which the client may incur. In the event the client fails to satisfy its obligations, the Company will purchase or sell financial instruments in the client's account in order to fulfill the client's obligations.

The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory guidelines. Compliance with these guidelines is monitored, and pursuant to such guidelines, clients may be required to deposit additional collateral, or reduce positions, when necessary.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
suite 300
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:

www.kaufmanrossin.com



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